CFO CONSULTANTS, INC.

January 27, 2011

Duc Dang Senior Counsel Securities and Exchange Commission 150 F. Street, NE Washington DC 20549

Re:	CFO Consultants, Inc.
Preliminary Information Statement on Schedule 14C
Filed December 30, 2010
File No. 001-34712

Dear Mr. Dang:

CFO Consultants, Inc., a Nevada corporation (the “Company”), is in receipt of the letter issued on January 21, 2011 regarding the Company’s Preliminary Information Statement on Schedule 14C filed December 30, 2010, addressed to Ms. Joanny Kwok (the “Staff’s Letter”).

We hereby provide responses to the comments. In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

General

1.
As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2009, and have issued comments in connection with that review. Please note that we will not be in a position to clear your Information Statement on Schedule 14C until you have resolved all comments raised on the Form 10-K.

COMPANY RESPONSE: As discussed with the Staff, we recently filed responses to comments previously received from the Staff in the course of the review mentioned in Comment 1 and will promptly address any remaining issues resulting from such review.

2.
Please note that Item 1 of Schedule 14C incorporates the disclosure requirements of Schedule 14A, including Note A. We note you are increasing your authorized shares in order to complete your business combination. As such, please refer to Note A and revise to include the information required by Item 14 of Schedule 14A or tell us why the referenced note is not applicable. If you determine that certain disclosure requirements of Item 14 are not applicable to the combination, please tell us the basis for such determination.

COMPANY RESPONSE:  Although the Schedule 14C was prepared with a view towards full compliance with Note A, in several instances we noted that strict compliance with the requirements applicable to a transaction for which shareholder approval is being sought may create possible confusion on the part of the reader, as no vote or other decision will be made by stockholders of the Company regarding the acquisition of Hong Kong Waibo International Limited.  We have, however, revised the disclosure in the amended Preliminary Information Statement on Schedule 14C, specifically the Summary Term Sheet, to provide more detailed information as required by Item 1001 of Regulation M-A with respect to the share exchange transaction, to address the Staff’s comment to the extent possible but without resulting in possibly misleading disclosure or formatting.

3.
We note you incorporate by reference your Form 8-K filed on October 22, 2010 and your Form 8-K/A filed on December 6, 2010. Please confirm that you will provide a copy of these documents to security holders with your Information Statement on Schedule 14C. Please refer to Item 13(b) of Schedule 14A.

COMPANY RESPONSE:  We confirm we will provide copies of the Form 8-K filed on October 22, 2010 and the Form 8-K/A filed on December 6, 2010 to security holders with our Information Statement on Schedule 14C.

4.	We note that you will be issuing shares to the Waibo shareholders as part of your exchange transaction. Please discuss your basis for not registering the issuance to the Waibo shareholders.

COMPANY RESPONSE:  The issuance of shares of the Company’s common stock to the Waibo shareholders as part of the exchange transaction was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Regulation S promulgated under the Securities Act.  Each Waibo shareholder made representations to us in the share exchange agreement entered into in connection with the exchange transaction that such shareholder (i) is a “non-US Person” as that term is defined in Regulation S promulgated under the Securities Act, (ii) is able to bear the economic risk of acquiring the shares, (iii) is acquiring the shares for his, her or its own account, and not with a view toward resale or distribution thereof and (iv) acknowledges that the certificates representing such shares shall bear appropriate legends that such shares have not been registered under the Securities Act and may be only be resold in accordance with Regulation S and the Securities Act.  Although the actual issuance by the Company of a substantial portion of the shares to the Waibo shareholders has been delayed until the Company can increase its authorized shares in accordance with the terms of the share exchange agreement, the consideration for such shares was fully paid for by the Waibo shareholders and the Waibo shareholders were irrevocably committed to purchase the Company’s shares at the time the share exchange agreement was entered into.  Since the Company’s shares were issued pursuant to a valid exemption to the registration requirements of the Securities Act, we did not register the issuance of such shares to the Waibo shareholders.

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joanny Kwok
Joanny Kwok
Chief Executive Officer

Cc: Mitchell Nussbaum,
Loeb & Loeb, LLP